Filed pursuant to Rule 433

Registration No. 333-231967-01

August 3, 2021

PRICING TERM SHEET

1.850% Notes due 2031

Issuer:	ERP Operating Limited Partnership

Security:	1.850% Notes due 2031

Expected Ratings*:	A3 by Moody’s Investors Service, Inc. A- by Standard & Poor’s Ratings Services A by Fitch Ratings Services

Principal Amount Offered:	$500,000,000

Trade Date:	August 3, 2021

Settlement Date:	August 9, 2021 (T+4)

Maturity Date:	August 1, 2031

Coupon:	1.850%

Interest Payment Dates:	Payable semiannually on February 1 and August 1, commencing February 1, 2022

Price to Public:	99.494%

Benchmark Treasury:	1.625% UST due May 15, 2031

Benchmark Treasury Price and Yield:	104-04+ / 1.176%

Spread to Benchmark Treasury:	73 basis points

Re-Offer Yield:	1.906%

Make-Whole Call:	Treasury rate plus 10 basis points

Optional Redemption:	Issuer may redeem at any time in whole or, from time to time in part, at a redemption price equal to the sum of (i) the principal amount being redeemed plus accrued interest thereon to the redemption date and (ii) the Make-Whole Amount (as described in the Prospectus), if any; provided, that if the notes are redeemed on or after May 1, 2031 (the date that is three months prior to the maturity date of the notes), the redemption price will not include the Make-Whole Amount

Net Proceeds:	$494,220,000

Day Count Convention:	30 / 360

Denominations:	$1,000 and integral multiples of $1,000 in excess thereof

CUSIP / ISIN:	26884A BN2 / US26884ABN28

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC RBC Capital Markets, LLC

Senior Co-Managers:	Mizuho Securities USA LLC Regions Securities LLC Scotia Capital (USA) Inc. Truist Securities, Inc.

Co-Managers:	BMO Capital Markets Corp. BNP Paribas Securities Corp. BNY Mellon Capital Markets, LLC Loop Capital Markets LLC TD Securities (USA) LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement including a prospectus and a prospectus supplement with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling Citigroup Global Markets Inc. at (800) 831-9146, J.P. Morgan Securities LLC at (212) 834-4533, Morgan Stanley & Co. LLC at (866) 718-1649 or RBC Capital Markets, LLC at (866) 375-6829.